

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 6, 2012

<u>**Via E-mail**</u>
Mr. Daniel E. Freiman
Vice President and Controller
NII Holdings, Inc.
1875 Explorer Street
Suite 1000
Reston, Virginia 20190

> Re: **NII Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 23, 2012**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2012**
> **Filed August 7, 2012**
> **File No. 000-32421**

Dear Mr. Freiman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended June 30, 2012

Note 8. Revision of Prior Period Financial Statements, page 25

1.   We note your representation that the impact of the errors corrected in your most recent Form 10-Q are immaterial, individually and in the aggregate, on prior period consolidated financial statements. Your basis for this conclusion is unclear. It is also unclear to us whether you considered previously recorded out-of-period adjustments in 2011 and 2010, and the related errors that were corrected, when concluding that your prior period financial statements are not materially misstated. In this regard, we note on page 26 of the Form 10-Q that diluted earnings per share for the year ended December 31, 2011 was understated by $0.17 per share and the impact of the out-of-period adjustment recorded in

2011 was to understate diluted earnings per share $0.12 per share, apparently resulting in a combined understatement in previously reported diluted earnings per share of $0.29. Please provide us with your comprehensive evaluation of the materiality of all known errors in your previously filed financial statements, on both a financial statement line-item and net impact basis, explaining your consideration of both the quantitative impact and the qualitative impact of all identified errors on your previously reported financial statements. This analysis should include a sufficiently detailed explanation of the nature of all of the errors identified and corrected in 2012, 2011 and 2010, whether they are related, how they occurred, and any other relevant facts and circumstances.

2. Including restated, unaudited annual financial statements in your Form 10-Q does not satisfy an obligation to amend a previously filed Form 10-K. Explain to us why you have not filed an amended 2011 Form 10-K that includes restated, audited financial statements, restated selected financial data, and revised MD&A. Also, request that your auditor explain to us why they have not reissued an audit report for the restated financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Robert S. Littlepage Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at (202) 551-3310 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage Jr. for

Larry Spirgel
Assistant Director